FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

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AstraZeneca PLC

INDEX TO EXHIBITS

1.  Lynparza demonstrated overall survival benefit in Phase III PROfound trial for BRCA1/2 or ATM-mutated metastatic castration-resistant prostate cancer

24 April 2020 07:00 BST

Lynparza demonstrated overall survival benefit in Phase III PROfound trial for BRCA1/2 or ATM-mutated metastatic castration-resistant prostate cancer

Only PARP inhibitor to improve overall survival vs. new hormonal agent treatments for this advanced prostate cancer population with high unmet needs

AstraZeneca and MSD Inc., Kenilworth, N.J., US (MSD: known as Merck & Co., Inc. inside the US and Canada) today announced further positive results from the Phase III PROfound trial of Lynparza (olaparib) in men with metastatic castration-resistant prostate cancer (mCRPC) who have a homologous recombination repair gene mutation (HRRm) and have progressed on prior treatment with new hormonal agent (NHA) treatments (e.g. enzalutamide and abiraterone).

Results from the trial showed a statistically significant and clinically meaningful improvement in the key secondary endpoint of overall survival (OS) with Lynparza versus enzalutamide or abiraterone in men with mCRPC selected for BRCA1/2 or ATM gene mutations, a subpopulation of HRR gene mutations.

The Phase III PROfound trial had met its primary endpoint in August 2019, showing significantly improved radiographic progression-free survival (rPFS) in men with mutations in BRCA1/2 or ATM genes, and had met a key secondary endpoint of rPFS in the overall HRRm population.

José Baselga, Executive Vice President, Oncology R&D, said: "Overall survival in metastatic castration-resistant prostate cancer has remained extremely challenging to achieve. We are thrilled by these results for Lynparza and we are working with regulatory authorities to bring this medicine to patients as soon as possible."

Roy Baynes, Senior Vice President and Head of Global Clinical Development, Chief Medical Officer, MSD Research Laboratories, said: "Lynparza has demonstrated significant clinical benefit across key endpoints in PROfound, including overall survival for patients with BRCA or ATM mutations, and this reinforces its potential to change the treatment standard for patients with metastatic castration-resistant prostate cancer. These data further support MSD and AstraZeneca's commitment to uncovering the ways in which Lynparza can help patients impacted by cancer."

The safety and tolerability profile of Lynparza was generally consistent with previous trials. The data will be presented at a forthcoming medical meeting.

Lynparza was granted Priority Review in the US for patients with HRRm mCRPC in January 2020, with regulatory reviews ongoing in the EU and other jurisdictions. AstraZeneca and MSD are exploring additional trials in prostate cancer including the ongoing Phase III PROpel trial, with first data expected in 2021, testing Lynparza as a 1st-line medicine for patients with mCRPC in combination with abiraterone acetate versus abiraterone acetate alone.

Metastatic castration-resistant prostate cancer
Prostate cancer is the second-most common cancer in men, with an estimated 1.3 million new cases diagnosed worldwide in 2018, and is associated with a significant mortality rate.1 Development of prostate cancer is often driven by male sex hormones called androgens, including testosterone.2 In patients with mCRPC, their prostate cancer grows and spreads to other parts of the body despite the use of androgen-deprivation therapy to block the action of male sex hormones.2 Approximately 10-20% of men with advanced prostate cancer will develop CRPC within five years, and at least 84% of these men will have metastases at the time of CRPC diagnosis.3 Of men with no metastases at CRPC diagnosis, 33% are likely to develop metastases within two years.3 Despite advances in treatment for men with mCRPC, five-year survival is low and extending survival remains a key goal for treating these men.3

HRR gene mutations
HRR mutations occur in approximately 20-30% of patients with mCRPC.4 HRR genes allow for accurate repair of damaged DNA in normal cells.5,6 HRR deficiency (HRD) means the DNA damage cannot be repaired, and can result in normal cell death.6 This is different in cancer cells, where a mutation in HRR pathways leads to abnormal cell growth and therefore cancer.6 HRD is a well-documented target for PARP inhibitors, such as Lynparza. PARP inhibitors block a rescue DNA damage repair mechanism by trapping PARP bound to DNA single-strand breaks which leads to replication fork stalling causing their collapse and the generation of DNA double-strand breaks, which in turn lead to cancer cell death.6

PROfound
PROfound is a prospective, multicentre, randomised, open-label, Phase III trial testing the efficacy and safety of Lynparza versus enzalutamide or abiraterone in patients with mCRPC who have progressed on prior treatment with NHA treatments (abiraterone or enzalutamide) and have a qualifying tumour mutation in BRCA1/2, ATM or one of 12 other genes involved in the HRR pathway.

The trial was designed to analyse patients with HRRm genes in two cohorts: the primary endpoint was rPFS in those with mutations in BRCA1/2 or ATM genes and then, if Lynparza showed clinical benefit, a formal analysis was performed of the overall trial population of patients with HRRm genes (BRCA1/2, ATM, CDK12 and 11 other HRRm genes; a key secondary endpoint).

Lynparza
Lynparza (olaparib) is a first-in-class PARP inhibitor and the first targeted treatment to block DNA damage response (DDR) in cells/tumours harbouring a deficiency in homologous recombination repair, such as mutations in BRCA1 and/or BRCA2. Inhibition of PARP with Lynparza leads to the trapping of PARP bound to DNA single-strand breaks, stalling of replication forks, their collapse and the generation of DNA double-strand breaks and cancer cell death. Lynparza is being tested in a range of PARP-dependent tumour types with defects and dependencies in the DDR pathway.

Lynparza is currently approved in a number of countries, including those in the EU, for the maintenance treatment of platinum-sensitive relapsed ovarian cancer. It is approved in the US, the EU, Japan, China, and several other countries as 1st-line maintenance treatment of BRCA-mutated advanced ovarian cancer following response to platinum-based chemotherapy. It is also approved in the US, Japan, and a number of other countries for germline BRCA-mutated, HER2-negative, metastatic breast cancer, previously treated with chemotherapy; in the EU, this includes locally advanced breast cancer. Lynparza is approved in the US and several other countries for the treatment of germline BRCA-mutated metastatic pancreatic cancer. Regulatory reviews are underway in several jurisdictions for ovarian, breast, pancreatic and prostate cancers.

Lynparza, which is being jointly developed and commercialised by AstraZeneca and MSD, has been used to treat over 30,000 patients worldwide. Lynparza has the broadest and most advanced clinical trial development programme of any PARP inhibitor, and AstraZeneca and MSD are working together to understand how it may affect multiple PARP-dependent tumours as a monotherapy and in combination across multiple cancer types. Lynparza is the foundation of AstraZeneca's industry-leading portfolio of potential new medicines targeting DDR mechanisms in cancer cells.

The AstraZeneca and MSD strategic oncology collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the US and Canada, announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza, the world's first PARP inhibitor, and Koselugo (selumetinib), a MEK inhibitor, for multiple cancer types. Working together, the companies will develop Lynparza and Koselugo in combination with other potential new medicines and as monotherapies. Independently, the companies will develop Lynparza and Koselugo in combination with their respective PD-L1 and PD-1 medicines.

AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly-growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With six new medicines launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to AstraZeneca's main capabilities, the Company is actively pursuing innovative partnerships and investment that accelerate the delivery of our strategy, as illustrated by the investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   Bray et al. (2018). Global cancer statistics 2018: GLOBOCAN estimates of incidence and mortality worldwide for 36 cancers in 185 countries. CA: A Cancer Journal for Clinicians, 68(6), pp.394-424.
2.  Cancer.Net. (2019). Treatment of metastatic castration-resistant prostate cancer. www.cancer.net/research-and-advocacy/asco-care-and-treatment-recommendations-patients/treatment-metastatic-castration-resistant-prostate-cancer [Last Accessed: November 2019].
3.   Kirby, M., 2011. Characterising the castration-resistant prostate cancer population: a systematic review. International Journal of Clinical Practice, 65(11), pp.1180-1192.
4.   Mateo, J, et al (2015). DNA-repair defects and olaparib in metastatic prostate cancer. New England Journal of Medicine, 373(18), pp.1697 - 1708.
5.   Li et al. (2008). Homologous recombination in DNA repair and DNA damage tolerance. Cell Research, 18(1), pp.99-113.
6.   Ledermann et al. (2016). Homologous recombination deficiency and ovarian cancer. European Journal of Cancer, 60, pp.49-58.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 24 April 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary